Exhibit 99.1

News Release

For more information contact:

Dennis G. Shaffer, Civista Bancshares, Inc. President & Chief Executive Officer, (419) 609-1345

E.G. McLaughlin, United Community Bancorp, President and Chief Executive Officer, (812) 537-4822

CIVISTA BANCSHARES, INC. TO ACQUIRE UNITED

COMMUNITY BANCORP

Sandusky, OH and Lawrenceburg, IN, March 12, 2018 – Sandusky, Ohio based Civista Bancshares, Inc. (“Civista”) (NASDAQ: CIVB) and United Community Bancorp, the parent company of United Community Bank (“United” or “UCB”) (NASDAQ: UCBA), today announced the signing of a definitive merger agreement pursuant to which Civista will acquire United. Based on financial data as of December 31, 2017, the combined company would have total assets of $2.1 billion, total loans of $1.5 billion and total deposits of $1.7 billion. United operates an eight branch network in southeastern Indiana, five of which are located in the Cincinnati MSA. This acquisition will allow Civista to bring its enhanced commercial lending platform to United’s demographically strong markets. United will provide Civista with low cost core deposit funding and excess liquidity.

Civista currently operates branches and loan production offices from northern Ohio to Dayton, Ohio. The acquisition of United expands Civista’s community banking franchise into and around the Cincinnati MSA, which is home to over 2.1 million people. After this strategic partnership, Civista’s community banking platform will operate in each of the five largest Ohio marketplaces.

“This is an extraordinary opportunity for Civista and we are very excited to welcome United’s customers and employees to the Civista family,” said Dennis G. Shaffer, CEO and President of Civista Bancshares, Inc. “United, including its two predecessors, has maintained a strong and stable presence in their local communities for over 100 years. We look forward to collaborating with United’s leadership team to grow and enhance their banking platform while maintaining strong ties to their community. Michael McLaughlin, UCB’s Chief Operating Officer, will be named Market Executive and Mark Sams, UCB’s Chief Credit Officer, will continue to lead the commercial lending efforts in the market. Civista plans to keep all eight UCB branch offices open. We believe the long-term growth potential of this partnership offers substantial upside for shareholders of both organizations.”

“We have great admiration and respect for the Civista team and believe Civista is an ideal partner providing many strategic benefits to all of the UCB stakeholders,” stated E.G. McLaughlin, President and CEO of United. “We believe partnering with Civista will provide us the enhanced capacity to deliver the products and services sought by our customers. In addition, we expect this partnership to accelerate the commercial loan production efforts that we have undertaken in the greater Cincinnati market. We believe this merger is a great outcome for our shareholders and positions us for continued success and potential.”

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, the consideration United shareholders will receive is equivalent to 1.027 shares of Civista common stock and $2.54 in cash per share of United common stock. This implies a deal value per share of $26.22 or approximately $114.4 million based on the 15-day average closing price of Civista’s common stock on March 9, 2018 of $23.06. Civista and United anticipate that the transaction will qualify as a tax-free reorganization to the extent that United shareholders receive Civista common stock in the merger. The transaction is expected to close in the third quarter of 2018, subject to each company receiving the required approval of its shareholders, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

Under terms of the agreement, the directors of Civista and the directors and executive officers of United have agreed to vote all shares that they own in their respective organizations in favor of the merger. In addition, a total of three existing United directors will join the Civista Bank Board of Directors and two of those directors will join the Civista Bancshares, Inc. Board of Directors. E.G. McLaughlin is expected to be one of the directors to join both boards.

In preparation for the merger, extensive due diligence was performed over a multi-week period. Under the proposed merger terms, the acquisition of United is expected to be immediately accretive to Civista’s earnings in 2018 and thereafter. In addition, any tangible book value dilution created in the transaction is expected to be earned back in approximately 3.5 years after closing. Post-closing, Civista’s capital ratios are expected to continue to exceed “well-capitalized” regulatory standards.

Civista will host an investor conference call and webcast on March 12, 2018, at 10:00 a.m., ET, to provide an overview of the transaction and highlights. Participants may join the conference ten minutes prior to the start time by calling 1-855-238-2712 and asking for the Civista Bancshares conference. Additionally, the live webcast may be accessed from the ‘Webcasts and Presentations’ page of the Company’s website, www.civb.com, or from the ‘Upcoming Events’ tab on the CIVB mobile site.

Sandler O’Neill + Partners, LP acted as financial advisor to Civista and Tucker Ellis LLP acted as its legal advisor in the transaction. Keefe, Bruyette & Woods acted as financial advisor to United and Kilpatrick Townsend & Stockton LLP acted as its legal advisor.

About Civista Bancshares, Inc.

Civista Bancshares, Inc. is a $1.5 billion financial holding company headquartered in Sandusky, Ohio. Civista’s banking subsidiary, Civista Bank, operates 29 locations in Northern, Central and Southwestern Ohio. Civista Bancshares, Inc. may be accessed at www.civb.com. Civista’s common shares are traded on the NASDAQ Capital Market under the symbol “CIVB”. The Company’s depositary shares, each representing a 1/40th ownership interest in a Series B Preferred Share, are traded on the NASDAQ Capital Market under the symbol “CIVBP”.

About United Community Bancorp

United Community Bancorp is the parent company of United Community Bank, headquartered in Lawrenceburg, Indiana. The Bank currently operates eight offices in Dearborn and Ripley Counties, Indiana. United common shares trade on the NASDAQ Global Select Market under the symbol “UCBA”.

Additional Information and Where to Find It

This joint press release is being made in respect of the proposed transaction involving Civista and United. This press release is neither an offer to sell nor a solicitation of an offer to buy either Civista or United securities. This press release is not a solicitation of any vote or approval of Civista’s or United’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Civista and United may send to their respective shareholders in connection with the proposed transaction.

In connection with the proposed transaction, Civista intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Civista and United are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Civista, United and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Civista’s and United’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

Civista and United and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civista and United in connection with the proposed merger. Information about the directors and executive officers of Civista is set forth in the proxy statement for the Civista 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 15, 2017. Information about the directors and executive officers of United is set forth in the proxy statement for the United 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on October 25, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available.

When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of Civista and United. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer, President and Chief Executive Officer or United Community Bancorp, 92 Walnut Street, Lawrenceburg, IN 47025, Attn: E.G. McLaughlin, President and Chief Executive Officer.

Forward-Looking Statements

This joint press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Civista nor United assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Civista or United anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Civista’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in United’s Annual Report on Form 10-K, those disclosed in Civista’s and United’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”); that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Civista’s and United’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this joint press release or in any documents, Civista and United claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

For more information contact:

Source: Civista Bancshares, Inc. & United Community Bancorp